UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

MACK-CALI REALTY CORPORATION
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
554489 10 4
(CUSIP Number)
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	554489 10 4

1	NAMES OF REPORTING PERSONS
The Mack Group

William L. Mack
Earle I. Mack
Mitchell E. Hersh
David S. Mack
Fredric Mack
Richard Mack
Stephen Mack
William L. Mack, as Trustee for the William and Phyllis Mack Foundation, Inc.
William L. Mack, as Trustee for the William L. Mack Grantor Retained Annuity Trust
David S. Mack, as Trustee for The David and Sondra Mack Foundation
Stephen Mack, as Trustee for the Stephen Mack and Kelly Mack Family Foundation
Phyllis Mack, as Trustee for Trust f/b/o Richard Mack
Phyllis Mack, as Trustee for Trust f/b/o Stephen Mack
Michael Schwartzbard, as Trustee for the Andrew Mack 4/30/07 Trust
	Michael Schwartzbard, as Trustee for the Beatrice Mack 4/30/07 Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,533,849

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		8,533,849

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,533,849*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.8%

12	TYPE OF REPORTING PERSON

	OO
*  See Response to Item 4.

Item 1.
(a).	Name of Issuer:

Mack-Cali Realty Corporation

(b).	Address of Issuer’s Principal Executive Offices:

343 Thornall Street, Edison, New Jersey 08837
Item 2.
(a).	Name of Person Filing:

The Mack Group

(b).	Address of Principal Business Office:

343 Thornall Street, Edison, New Jersey 08837

(c).	Citizenship:

Each member of The Mack Group is a citizen of the United States.

(d).	Title of Class of Securities: Common Stock

(e).	CUSIP Number:

554489 10 4

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d- 1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d- 1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J);

Item 4.	Ownership as of December 31, 2009:
(a)	Amount beneficially owned:

8,533,849*

*	William L. Mack, a member of the Mack Group, is a trustee of the William and Phyllis Mack Foundation, Inc., a charitable foundation that owns 100,000 reported shares. David S. Mack, a member of the Mack Group, is a trustee of The David and Sondra Mack Foundation, a charitable foundation that owns 200,000 reported shares. Stephen Mack, a member of the Mack Group, is a trustee of The Stephen Mack and Kelly Mack Family Foundation, a charitable foundation that owns 5,000 reported shares. William L. Mack, David S. Mack and Stephen Mack, pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended, each hereby specifically disclaims beneficial ownership of any shares owned by such foundations reported on this Schedule.
(b)	Percent of class:

9.8%
(c)	Number of shares to which such person has:
(i)	sole power to vote or to direct the vote:
0
(ii)	shared power to vote or to direct the vote:

8,533,849

(iii)	sole power to dispose or to direct the disposition of:
0
(iv)	shared power to dispose or to direct the disposition of:

8,533,849

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
See Exhibit A attached hereto.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2010	/s/ William L. Mack William L. Mack

Dated: February 12, 2010	/s/ Earle I. Mack Earle I. Mack

Dated: February 12, 2010	/s/ Mitchell E. Hersh Mitchell E. Hersh

Dated: February 12, 2010	/s/ David S. Mack David S. Mack

Dated: February 12, 2010	/s/ Fredric Mack Fredric Mack

Dated: February 12, 2010	/s/ Richard Mack Richard Mack

Dated: February 12, 2010	/s/ Stephen Mack Stephen Mack

Dated: February 12, 2010	/s/ William L. Mack William L. Mack, as Trustee for The William and Phyllis Mack Foundation, Inc.

Dated: February 12, 2010	/s/ William L. Mack William L. Mack, as Trustee for The William L. Mack Grantor Retained Annuity Trust

Dated: February 12, 2010	/s/ David S. Mack David S. Mack, as Trustee for The David and Sondra Mack Foundation

Dated: February 12, 2010	/s/ Stephen Mack Stephen Mack, as Trustee for The Stephen Mack and Kelly Mack Family Foundation

Dated: February 12, 2010	/s/ Phyllis Mack Phyllis Mack, as Trustee for Trust f/b/o Richard Mack

Dated: February 12, 2010	/s/ Phyllis Mack Phyllis Mack, as Trustee for Trust f/b/o Stephen Mack

Dated: February 12, 2010	/s/ Michael Schwartzbard Michael Schwartzbard, as Trustee for the Andrew Mack 4/30/07 Trust

Dated: February 12, 2010	/s/ Michael Schwartzbard Michael Schwartzbard, as Trustee for the Beatrice Mack 4/30/07 Trust

Exhibit A

THE MACK GROUP

	NUMBER OF SHARES
NAME	BENEFICIALLY OWNED[1]
William L. Mack	916,411
Earle I. Mack	1,377,269
Mitchell E. Hersh	501,063
David S. Mack	1,844,437
Fredric Mack	912,159
Richard Mack	106,128
Stephen Mack	101,129
William L. Mack, as Trustee for The William and Phyllis Mack Foundation, Inc.	100,000	[2]
William L. Mack, as Trustee for the William L. Mack Grantor Retained Annuity Trust	1,456,893
David S. Mack, as Trustee for The David and Sondra Mack Foundation	200,000	[2]
Stephen Mack, as Trustee for The Stephen Mack and Kelly Mack Family Foundation	5,000	[2]
Phyllis Mack, as Trustee for Trust f/b/o Richard Mack	416,885
Phyllis Mack, as Trustee for Trust f/b/o Stephen Mack	416,885
Michael Schwartzbard, as Trustee for the Andrew Mack 4/30/07 Trust	89,795
Michael Schwartzbard, as Trustee for the Beatrice Mack 4/30/07 Trust	89,795

TOTAL	8,533,849

[1]	Includes shares of Common Stock, restricted shares of Common Stock (vested and unvested), limited partnership units redeemable for shares of Common Stock and vested options to purchase shares of Common Stock.

[2]	William L. Mack, a member of the Mack Group, is a trustee of the William and Phyllis Mack Foundation, Inc., a charitable foundation that owns 100,000 shares. David S. Mack, a member of the Mack Group, is a trustee of The David and Sondra Mack Foundation, a charitable foundation that owns 200,000 reported shares. Stephen Mack, a member of the Mack Group, is a trustee of The Stephen Mack and Kelly Mack Family Foundation, a charitable foundation that owns 5,000 reported shares. William L. Mack, David S. Mack and Stephen Mack, pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended, each hereby specifically disclaims beneficial ownership of any shares owned by such foundations reported on this Schedule.